Exhibit 99.1

  QUARTERLY REPORT TO SHAREHOLDERS

US GAAP FINANCIAL RESULTS FOR FISCAL 2007 FIRST QUARTER

THE DESCARTES SYSTEMS GROUP INC.

TABLE OF CONTENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations	..................................................................2

Overview	..................................................................4

Consolidated Operations	..................................................................7

Quarterly Operating Results	................................................................13

Liquidity and Capital Resources	................................................................14

Trends	................................................................16

Commitments, Contingencies and Guarantees	................................................................19

Outstanding Share Data	................................................................21

Application of Critical Accounting Policies	................................................................22

Change in Accounting Policy	................................................................23

Certain Factors That May Affect Future Results	................................................................24

Interim Consolidated Financial Statements

Interim Consolidated Balance Sheets	................................................................35

Interim Consolidated Statements of Operations	................................................................36

Interim Consolidated Statements of Cash Flows	................................................................37

Notes to Interim Consolidated Financial Statements	................................................................38

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

The MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2007, is referred to as the “current fiscal year,” “fiscal 2007,” “2007,” or using similar words. The previous fiscal year, which ended on January 31, 2006, is referred to as the “previous fiscal year,” “fiscal 2006,” “2006,” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, fiscal 2008 refers to the annual period ending January 31, 2008 and the “fourth quarter of 2008” refers to the quarter ending January 31, 2008.

This MD&A is prepared as of May 31, 2006. You should read the MD&A in conjunction with our unaudited consolidated financial statements for our first quarter of fiscal 2007 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2006 that are included in our most recent annual report to shareholders (the “2006 Annual Report”). We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A in reference to Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the first quarter of 2007, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2006 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in the MD&A and throughout this report, including, but not limited to, statements regarding our expectations concerning future revenues and earnings, mix of revenues between services revenues and license revenues and the drivers of the continued migration to a predominantly services organization, our plans to continue to allow customers to elect to license technology in lieu of subscribing to services, our ability to keep our operating expenses at a level below our visible and recurring revenues, use of cash, expenses including amortization, equity compensation and interest expense, product development, sales and marketing expenditures, geographic break-down of business, business trends, investments in headcount, market opportunity, opportunities to increase services gross margin, cost containment measures, the expected lack of future restructuring initiatives, charges associated with our previous restructuring initiatives, resumption of our goodwill impairment tests, our reinvestment of earnings, the impact of litigation and indemnification liability, an increased focus on sales and marketing functions, the sufficiency of capital to meet working capital and capital expenditure requirements, and potential use of the proceeds of any financing transaction we have undertaken or may undertake and our exploration of strategic business combinations constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should,” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statement is based.

OVERVIEW

We are a global provider of on-demand, software-as-a-service logistics technology solutions that help our customers make and receive deliveries. Using our technology solutions, companies reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, connect people to their trading partners and enable business document exchange, regulatory and customs filing and compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides our customers with flexibility in purchasing our solutions on either a license or an on-demand basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or provides opportunities to them for cost efficiencies.

The Market

Supply chain management has been evolving over the past several years, as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. More and more information is becoming available relating to the movement of goods through the supply chain and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology solutions that leverage this new information and the mechanisms by which it is delivered.

Additionally, regulatory initiatives mandating electronic filings with customs authorities require companies who move freight by air, ocean and truck to automate their processes to remain compliant and competitive. Our recent acquisition of ViaSafe Inc. (“ViaSafe”) has broadened the range of regulatory and compliance services we deliver through our Global Logistics Network™ to include ViaSafe’s ViaTrade™ service. ViaTrade helps carriers and logistics services providers (LSPs), across all modes of transportation, negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders.

Solutions

Our solutions are offered to two identified customer groups: manufacturers, retailers and distributors (“MRD”), who are served by our Delivery Management™ solutions; and transportation providers and LSPs who are served by our Global Logistics Network. Our solutions enable our customers to purchase and use one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Delivery Management solutions help MRD enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients. Our Delivery Management solutions are differentiated by their ability to combine planning, execution, messaging services and performance management into an integrated solution.

Our Global Logistics Network helps transportation companies and LSPs better manage their book-to-bill process, optimize fleet performance, comply with regulatory requirements, and connect and communicate with their trading partners. The Global Logistics Network is one of the world’s largest multimodal electronic networks focused on transportation providers, their trading partners and regulatory agencies.

Helping us to develop and support our solutions is our Logistics Network Operating System™ (LNOS), built on Microsoft .NET™ standards. LNOS is the foundation or architecture upon which our suites operate, enabling us to integrate our applications and offer solutions which help our customers deliver.

Sales and Distribution

Our sales efforts are primarily directed toward two specific customer markets: (a) MRD; and (b) transportation companies and LSPs. Our sales staff is regionally based. Our sales force is trained to sell across our solutions to specific customer markets. In North America and the United Kingdom, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific region we focus on making our channel partners successful. Channel partners for our remaining international operations include distributors, alliance partners and value-added resellers.

Marketing

Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates

In February 2006, we made several customer-related announcements, including Singer Equipment achieving significant savings and improved customer service with our MobileLink™ wireless solution; Williams & Associates and Panalpina choosing our Global Logistics Network as a preferred provider of messaging services; and Canon Europe completing its pilot project and deploying our Visibility & Event Management solution for its European operations.

In February 2006, industry-leading business development executive Greg Cronin joined our management team as Executive Vice President, Business Development & Corporate Strategy. Cronin guides our global corporate marketing, corporate strategy and business development activities. In March 2006, global logistics industry veteran David Beatson joined our Board of Directors. In February, John Albright resigned from our Board of Directors for personal reasons.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). The co-lead underwriters for the offering were GMP Securities L.P. and TD Securities Inc. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We have used a portion of the net proceeds of the offering, and anticipate using the balance of the net proceeds of the offering, for the following purposes: general corporate purposes; funding a portion of the purchase price of ViaSafe (discussed below) and potential further acquisitions; and working capital.

Throughout March 2006, we made several customer-related announcements, including SEKO Worldwide signing up to use our Local Haulage Service to integrate its pick-up and delivery agents across North America; the successful expansion of existing client relationships and generation of new business through our business partner Optimize Logistic Solutions in Southern Europe; Grupo Leche Pascual choosing our Transportation Manager solution after success with our Routing & Scheduling solution; and Country Home Products/DR Power Equipment selecting our Transportation Manager to accelerate the processing and payment of invoices from its key community of contract carriers.

As described above, on April 7, 2006, we acquired Ottawa-based ViaSafe, a privately-held provider of secure electronic logistics services for global trade. ViaSafe’s services help carriers, customs brokers and LSPs, across all modes of transportation, negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. The total purchase price for the acquisition was approximately $8.9 million, consisting of 307,799 common shares and $7.8 million in cash, including approximately

$0.5 million in costs directly connected to the acquisition. We also assumed ViaSafe’s employee stock option plan pursuant to which outstanding unvested options converted to options to purchase 140,000 Descartes common shares.

In May, we announced that Wolseley (Group Services) Limited, a subsidiary of Wolseley plc, had selected our transportation and delivery management solution for its UK operations after a comprehensive pilot period. Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe.

Also in May, we won the International Business Awards “Best Business Turnaround” award for 2006. Hailed as “the business world’s own Oscars” by the New York Post (April 27, 2005), the Stevies recognize outstanding performances in the workplace worldwide.

CONSOLIDATED OPERATIONS

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	First Quarter of
	2007	2006
Total revenues	11.7	11.3
Cost of revenues	4.1	4.8
Gross margin	7.6	6.5
Operating expenses	5.9	5.7
Acquisition-related expenses	0.5	0.8
Restructuring costs	-	(0.2)
Income from operations	1.2	0.2
Investment income (expense) net of interest expense	0.2	(0.2)
Gain on sale of long-term investment	-	0.5
Income before income taxes	1.4	0.5
Income tax expense	0.2	-
Net income	1.2	0.5

EARNINGS PER SHARE – BASIC AND DILUTED	0.03	0.01
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	42,618 43,621	40,706 40,463

Total revenues consist of services revenues and license revenues. Services revenues principally comprise the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

	First Quarter of
	2007	2006
Services revenues	10.7	10.2
Percentage of total revenues	91%	90%

License revenues	1.0	1.1
Percentage of total revenues	9%	10%
Total revenues	11.7	11.3

Our services revenues were $10.7 million and $10.2 million for the first quarter of 2007 and 2006, respectively. The increase in services revenues is primarily due to certain one-time projects by customers using our ocean services, increased sales of value-added applications on our Global Logistics Network, and the inclusion of a portion of April 2006 services revenues from recently-acquired ViaSafe. Offsetting these increases were lower maintenance revenues associated with some of our legacy products.

Our license revenues were $1.0 million and $1.1 million for the first quarter of 2007 and 2006, respectively. License revenues are relatively unchanged as we continue our focus on selling our solutions as a service.

As a percentage of total revenues, our services revenues were 91% and 90% for the first quarter of 2007 and 2006, respectively. The slight increase is principally due to our acquisition of ViaSafe, whose revenues are predominantly derived from services. Also, the increase reflects our success in selling to new customers under our services-based business model rather than our legacy license-based model.

We operate in one business segment providing on-demand, software-as-a-service logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic areas of operation (in millions of dollars):

	First Quarter of
	2007	2006
Americas	8.3	7.9
Percentage of total revenues	71%	70%

Europe, Middle-East and Africa (“EMEA”)	3.1	2.9
Percentage of total revenues	26%	26%

Asia Pacific	0.3	0.5
Percentage of total revenues	3%	4%
Total revenues	11.7	11.3

Revenues from the Americas region for the first quarter of 2007 were $8.3 million, a 5% increase from the same period in 2006. The increase in the first quarter of 2007 was due to higher overall services revenues associated with the increased revenues from certain ocean customers, and the inclusion of the revenues of ViaSafe for a portion of the month of April 2006.

Revenues from the EMEA region for the first quarter of 2007 were $3.1 million, a 7% increase from the same period in 2006. The increase is primarily due to stronger license revenues in this region during the first quarter of 2007, principally from deals involving our routing and scheduling Delivery Management solutions.

Revenues from the Asia Pacific region for the first quarter of 2007 were $0.3 million, a 40% decline from the same period in 2006. The decrease is due to lower professional services associated with the implementation of our solutions in this region in 2007.

The following table provides additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	First Quarter of
	2007	2006
Services
Services revenues	10.7	10.2
Cost of services revenues	3.8	4.4
Gross margin	6.9	5.8
Gross margin percentage	64%	57%
License
License revenues	1.0	1.1
Cost of license revenues	0.3	0.4
Gross margin	0.7	0.7
Gross margin percentage	70%	64%
Total
Revenues	11.7	11.3
Cost of revenues	4.1	4.8
Gross margin	7.6	6.5
Gross margin percentage	65%	58%

Cost of services revenues consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues for the first quarter of 2007 was 64% compared to 57% for the same period in 2006. The increase in margin is primarily due to increased services revenues against a relatively fixed cost base, and cost reductions achieved in running our network and providing our services.

Cost of license revenues consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

Gross margin percentage for license revenues for the first quarter of 2007 was 70%, up from 64% for the same period in 2006. The lower gross margin in the first quarter of 2006 was principally due to higher third-party software costs on the license transactions completed in that quarter.

Operating expenses (consisting of sales and marketing, research and development, and general and administrative expenses) were $5.9 million and $5.7 million for the first quarter of 2007 and 2006, respectively. Operating expenses in the first quarter of 2007 also include $0.2 million of stock-based compensation expense as a result of our adoption of Statement of Financial Accounting Standards No. 123 (R) (“SFAS 123R”), Share-Based Payment, effective February 1, 2006. No stock-based compensation expense was recorded in periods prior to February 1, 2006.

The following table provides an additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	First Quarter of
	2007	2006
Total revenues	11.7	11.3

Sales and marketing expenses	2.4	2.1
Percentage of total revenues	21%	19%

Research and development expenses	1.9	1.6
Percentage of total revenues	16%	14%

General and administrative expenses	1.6	2.0
Percentage of total revenues	14%	18%
Total operating expenses	5.9	5.7

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $2.4 million and $2.1 million for the first quarter of 2007 and 2006, respectively. The increase in 2007 was primarily attributable to increased marketing costs in the current quarter, the inclusion of stock-based compensation expense in 2007 pursuant to our adoption of SFAS 123R effective February 1, 2006, the inclusion of ViaSafe’s sales and marketing costs for a portion of April 2006, and increased payroll and related costs associated with recent additions to our sales force.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in both 2007 and 2006. Research and development expenses were $1.9 million for the first quarter of 2007, an increase of 19% from expenses of $1.6 million for the same period in 2006. The increase in research and development was primarily attributable to increased payroll and related costs from the redeployment of certain employees to research and development activities during the latter part of 2006, the inclusion of stock-based compensation expense in 2007 pursuant to our adoption of SFAS 123R effective February 1, 2006, and the inclusion of ViaSafe’s research and development costs for a portion of April 2006.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $1.6 million and $2.0 million for the first quarter of 2007 and 2006, respectively. The decrease in general and administrative expenses is primarily attributable to lower professional fees associated with tax, accounting and legal advice in 2007 and lower payroll and related costs due to reduced headcount in this area. This decrease was partially offset by the inclusion of stock-based compensation expense in 2007 pursuant to our adoption of SFAS 123R effective February 1, 2006, as well as the devaluation of the US dollar relative to the Canadian dollar from 2006 to 2007 since a majority of our general and administrative expenses are incurred in Canadian dollars.

Acquisition-related expenses consist entirely of amortization of intangible assets acquired on business combinations that we have completed as of April 30, 2006.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of April 30, 2006. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $0.5 million and $0.8 million for the first quarter of 2007 and 2006, respectively. The decrease in amortization expense relates to several components of our acquired intangible assets that are now fully amortized. That decrease was partially offset by the partial amortization of approximately $4.0 million of newly-acquired intangible assets from ViaSafe. As of April 30, 2006, the unamortized portion of intangible assets, including the $4.0 million of intangible assets acquired from ViaSafe, amounted to $5.0 million.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be an impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

During the first quarter of 2007, we recorded $4.0 million of goodwill on our consolidated balance sheets related to our acquisition of ViaSafe. Accordingly, we will resume performing our annual goodwill impairment tests in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets,” on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Restructuring costs were nil and ($0.2) million in the first quarter of 2007 and 2006, respectively, relating to the restructuring initiatives described in Note 9 to the Consolidated Financial Statements for the first quarter of 2007. Our primary reason for initiating these restructuring initiatives was to align our cost structure with our services-based revenue model and to streamline our corporate operations. As of April 30, 2006, activities under all restructuring initiatives are completed with the remaining restructuring provision of $0.6 million to be drawn down over time as cash is paid in connection with ongoing restructured contracts, such as closed office leases. We do not currently expect any significant additional restructuring expenses in connection with any of our restructuring initiatives.

A summary of the provisions under the May 2003 and May 2004 restructuring initiatives and drawdowns during the first quarter of 2007 is in the following table (in thousands of dollars):

	Provision as at January 31, 2006	Cash Drawdowns	Remaining Provision as at April 30, 2006
May 2003
Office closure costs	553	(30)	523
May 2004
Office closure costs	88	(17)	71
	641	(47)	594

Investment income (expense) net of interest expense was $0.2 million of income and $0.2 million of expense for the first quarter of 2007 and 2006, respectively. The decrease in investment expense net of interest expense is principally a result of us repaying our convertible unsecured debentures on maturity in June 2005, eliminating an ongoing interest expense obligation.

Income tax expense was $0.2 million in the first quarter of 2007 compared to nil for the same period in 2006. Income taxes in the first quarter of 2007 arose primarily from our estimate of our US taxable income that will be subject to federal alternative minimum tax and not fully sheltered by our loss carryforwards in certain US states. No deferred tax asset has been recorded on our consolidated balance sheets to date as we have provided a full valuation allowance for the amount of any benefit. In determining the valuation allowance, we consider various factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, and tax planning strategies. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in a higher income tax expense in future periods.

Gain on sale of long-term investment relates to the sale during the first quarter of 2006 of 22% of our investment in Ocado, a UK online grocer, for approximately $1.2 million relative to its carrying value of $0.7 million.

Overall, we generated net income of $1.2 million in the first quarter of 2007, compared to net income of $0.5 million in the first quarter of 2006. The improvement in net income is principally attributable to improved gross margin, a decrease in the amortization of intangible assets and the elimination of interest expense from the repayment of the convertible debentures, partially offset by an increase in operating expenses and income taxes and the absence of a restructuring recovery and gain on sale of long-term investment.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2006	2006	2006	2007
2007
Revenues	11,692				11,692
Gross margin	7,570				7,570
Operating expenses	5,892				5,892
Net income	1,239				1,239
Basic and diluted earnings per share	0.03				0.03
Weighted average shares outstanding (thousands):
Basic	42,618				42,618
Diluted	43,621				43,621

	April 30,	July 31,	October 31,	January 31,	Total
	2005	2005	2005	2006
2006
Revenues	11,306	11,428	11,487	11,508	45,729
Gross margin	6,490	6,829	6,964	7,319	27,602
Operating expenses	5,749	5,916	5,800	5,746	23,211
Net income	465	929	629	966	2,989
Basic and diluted earnings per share	0.01	0.02	0.02	0.02	0.07
Weighted average shares outstanding (thousands):
Basic	40,706	40,706	40,709	40,721	40,711
Diluted	41,463	41,653	41,667	42,217	41,596

	April 30,	July 31,	October 31,	January 31,	Total
	2004	2004	2004	2005
2005
Revenues	13,256	11,065	11,045	11,029	46,395
Gross margin	7,791	5,173	6,334	6,044	25,342
Operating expenses	16,781	13,163	7,064	5,708	42,716
Loss	(28,943)	(22,699)	(2,730)	(959)	(55,331)
Basic and diluted loss per share	(0.71)	(0.56)	(0.07)	(0.02)	(1.36)
Weighted average shares outstanding (thousands): Basic and diluted	40,706	40,706	40,706	40,706	40,706

Our May 2004 restructuring initiative, described in Note 9 to the Consolidated Financial Statements for the first quarter of 2007, had a significant effect on our quarterly operating results, beginning with the second quarter of 2005. Revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model, and moderated our pursuit of new license transactions. In addition, beginning in the third quarter of 2005, our operating expenses were significantly reduced as a result of this restructuring initiative. In the first quarter of 2007, we incurred stock-based compensation expense (that was not incurred in previous quarters) pursuant to our adoption of SFAS 123R effective February 1, 2006.

Our losses over the quarters detailed in the table above have also been impacted by significant charges in particular quarters. In the first quarter of 2005, we incurred a goodwill impairment charge of $18.0 million. In connection with the May 2004 restructuring initiative, we incurred an $11.7 million charge for restructuring costs and asset impairment in the second quarter of 2005.

Our net income over the first and second quarters of 2006 benefited from a $1.4 million gain on the sale of our entire long-term investment in Ocado.

As we were profitable for the first time in the first quarter of 2006, the number of common shares used in the diluted earnings per share calculation increased as a result of the dilutive effect of employee stock options.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As of April 30, 2006, we had $40.9 million in cash, cash equivalents and marketable securities, and $4.6 million in available lines of credit. On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). The co-lead underwriters for the offering were GMP Securities L.P. and TD Securities Inc. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $13.6 million. We have used a portion of the net proceeds of the offering, and anticipate using the balance of the net proceeds of the offering, for the following purposes: general corporate purposes; funding a portion of the purchase price of ViaSafe and potential further acquisitions; and working capital.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions, for reducing debt, or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction.

To the extent that our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. Accordingly, to the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars. During the second quarter of 2006 we paid $27.7 million in principal and interest to satisfy all of our outstanding convertible debentures on their maturity:

	First Quarter of
	2007	2006
Cash provided by operating activities	2.0	3.2
Additions to capital assets	(0.3)	(0.1)
Sale of long-term investment	-	1.2
Acquisition of subsidiary and acquisition-related costs	(7.8)	-
Issuance of common shares	14.0	-
Net change in cash and cash equivalents and marketable securities	7.9	4.3
Cash and cash equivalents and marketable securities, beginning of period	33.0	48.8
Cash and cash equivalents and marketable securities, end of period	40.9	53.1

Cash provided by operating activities was $2.0 million and $3.2 million for the first quarter of 2007 and 2006, respectively. Cash provided by operating activities was lower in the first quarter of 2007 as compared to the first quarter of 2006 principally due to stronger cash collections in the comparable period last year.

Additions to capital assets were $0.3 million and $0.1 million in the first quarter of 2007 and 2006, respectively. Capital asset additions were mainly investments in computing equipment and software to support our global operations.

Sale of long-term investment of $1.2 million for the first quarter of 2006 represents the proceeds of sale of 22% of our investment in Ocado.

Acquisition of subsidiary and acquisition-related costs of $7.8 million represents cash paid during the first quarter of 2007 related to our purchase of ViaSafe, net of cash acquired.

Issuance of common shares of $14.0 million represents the net cash proceeds received from the issuance of 4,140,000 common shares pursuant to our March 2006 bought-deal share offering, including the over-allotment option exercised by the underwriters. Once all expenses of the offering are paid, total net proceeds to Descartes were approximately $13.6 million.

Overall, the net change in cash and cash equivalents and marketable securities since the end of 2006 is an increase of $7.9 million. Our cash, cash equivalents and marketable securities at the end of 2006 were $33.0 million. At the end of the first quarter of 2007, cash, cash equivalents and marketable securities were $40.9 million.

Working capital. As of April 30, 2006, our current assets exceeded our current liabilities by $39.8 million. Current assets included $35.9 million of cash and cash equivalents, $5.0 million in short-term marketable securities and $6.8 million in current trade receivables. Our working capital increased since January 31, 2006 by $8.8 million as a result of $14.0 million in cash raised from the bought deal common share offering, $2.0 million in cash generated from operations, and $0.9 million of net tangible current assets acquired in the ViaSafe purchase, partially offset by $7.8 million of cash used to purchase ViaSafe, and $0.3 million of cash used for the purchase of capital assets.

Cash and cash equivalents, and marketable securities. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are composed of debt securities maturing within 12 months from the balance sheet date. Debt securities are marked-to-market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade dividend received deduction (“DRD”) eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by our Board of Directors. The policy stipulates a conservative investment philosophy whereby all maturing investments are re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in DRD eligible securities. As of April 30, 2006, all funds were invested in AAA-rated investments.

As of April 30, 2006, 88% of the total cash and investment portfolio was in interest-bearing cash deposits and 12% was in short-term marketable securities. The table below provides an analysis of our consolidated holdings of cash and investments in millions of dollars with their credit ratings as of April 30, 2006:

	Standard & Poor’s (S&P) Rating	Percentage of Total	Amount in millions of dollars
Interest-bearing cash deposits	-	88%	35.9
Marketable securities	AAA	12%	5.0
		100%	40.9

TRENDS

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the US); and amendments to international trade agreements.

In the first quarter ended April 30, 2006, our services revenues comprised approximately 91% of our total revenues, with the balance being license revenues. We anticipate that our revenues for the remainder of 2007 will remain predominantly services revenues, fueled by our Global Logistics Network and continued migration of customers using our legacy license-based products to our services-based LNOS architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion. License revenue is predominantly generated by products in our Delivery Management suite.

In the remainder of 2007, we intend to manage our business with our operating expenses at a level below our visible and recurring revenues. We believe that our existing services infrastructure provides us with opportunities to increase our services gross margin if aggregate services revenues increase above their 2006 levels. In addition, we intend to maintain the flexibility in our business model to enable our customers to elect to license technology rather than subscribe to services, although we intend to manage and plan cost levels for the business with the expectation that license revenues will be reduced to levels below those experienced in 2006. Given this, and given the historically higher gross margin we have seen from licenses of our technology, we anticipate that if license revenues are higher than our expectations, this will contribute positively to our net income.

We have significant contracts with our license customers for ongoing support and maintenance as well as significant service contracts, particularly for our ocean products, that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. We have undertaken a concerted effort with our user base to encourage our customers to migrate from our older legacy products and services that we no longer wish to support, to our newer LNOS-based products and services. As a consequence of this effort or for other reasons unrelated to this effort, we may terminate our relationships with certain customers or these customers may elect to terminate their use of our products and services. Over the next 12 months, we anticipate that we will lose 10% or more of our aggregate revenues due to the termination or non-renewal of customer contracts and there can be no assurance that we will be able to replace revenues from these contracts with new revenues from new customer relationships or from existing customers.

In the first quarter ended April 30, 2006, revenues from the Americas comprised approximately 71% of our total revenues. We anticipate that in the remainder of 2007, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We currently have some significant opportunities in the EMEA region which, if converted to new or additional customer relationships, will assist us in increasing revenues from this region.

We anticipate that in 2007, as our LNOS-based products mature, we will advance our efforts in selling our products to new customers and that this will correspondingly increase the amount that we spend on sales and marketing.

We have completed all activities under our restructuring initiatives, and we do not currently anticipate any significant restructuring charges in 2007 related to those plans.

We estimate that amortization expense for existing intangible assets will be $1.1 million for the remainder of 2007, decreasing to about $1.0 million per year through 2011.

During the first quarter of 2007, we recorded $4.0 million of goodwill on our consolidated balance sheets related to our acquisition of ViaSafe. We will perform a goodwill impairment test on October 31st of this year (the end of our third quarter), as required by GAAP. If there is any impairment adjustment at October 31st, it will be recognized as an expense in the third quarter of 2007.

No deferred tax asset has been recorded on our consolidated balance sheets to date as we have provided a full valuation allowance for the amount of any tax benefit. In determining the valuation allowance, we consider various factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, and tax planning strategies. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in a higher income tax expense in future periods.

In the first quarter of 2007 we spent $0.3 million on capital expenditures and do not expect that expenditures in the remaining quarters of 2007 will be significantly above that level.

We adopted SFAS 123R effective February 1, 2006. The adoption resulted in compensation expense of $0.2 million in the first quarter of 2007. We anticipate an expense of approximately $1 million in 2007 based on the unvested options outstanding at April 30, 2006. Our financial statements for prior periods were not restated to reflect, and do not include, any stock-based compensation expense associated with employee stock awards. See the section “Change in Accounting Policy” later in this MD&A.

We incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so increases in the value of the Canadian dollar relative to the US dollar will negatively impact our earnings. At April 30, 2006, the value of the Canadian dollar was 89% of the value of the US dollar. As of May 30, 2006, the Canadian dollar was valued at a level relative to the US dollar that was among the highest levels in thirty years. We currently have no specific hedging program in place to address fluctuations in the Canadian-US dollar exchange rate. We can make no accurate prediction of what will happen with the Canadian-US dollar exchange rate during the remainder of fiscal 2007.

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time until September 19, 2006, up to an aggregate of 3,067,646 common shares. If we purchase shares pursuant to this normal course issuer bid, we anticipate making the purchases from available cash resources, resulting in a potential reduction in cash and outstanding common shares. We have not made any purchases pursuant to the normal course issuer bid.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $13.6 million. We have used a portion of the net proceeds of the offering, and anticipate using the balance of the net proceeds of the offering, for the following purposes: general corporate purposes; funding a portion of the purchase price of ViaSafe and potential further acquisitions; and working capital.

We intend to continue to actively explore business combinations in 2007 to add complementary services, products and customers to our existing businesses. Depending on the size and scope of any such business combination, or series of contemplated business combinations, we may need to raise additional debt or equity capital.

At April 30, 2006, we had 275 employees. In the remainder of 2007 we intend to continue to invest in sales and marketing resources and accordingly anticipate a slight increase in the number of employees, excluding the impact of any employees added as a result of any acquisitions.

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations and our purchase obligation as of April 30, 2006:

	Less than 1 year	1-3 years	3-5 years	Total

Operating lease obligations	1.7	2.3	0.5	4.5
Purchase obligation	0.2	0.1	-	0.3
	1.9	2.4	0.5	4.8

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable under these lease agreements are described in the chart above.

We have remaining obligations related to the exit of various real property leases in connection with our restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $0.6 million.

Purchase Obligation

We are committed under a non-cancelable hosting agreement to procure various information technology hosting and co-location services over the next two years. The future minimum amounts payable under this hosting agreement are described in the chart above.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with our agreement to acquire Tradevision AB (“Tradevision”) in fiscal 2003, we agreed to pay additional purchase price based on revenues derived from the acquired entity. The maximum amount remaining to be paid under that agreement is $0.1 million. The final payment is expected to be paid in the second quarter of 2007.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our financial statements.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreement with our customer, where license term are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of May 31, 2006, we had 45,176,549 common shares issued and outstanding.

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time on the Toronto Stock Exchange or Nasdaq Stock Market, up to an aggregate of 3,067,646 common shares over a period of 12 months ending September 19, 2006. We are restricted to purchasing no more than 2,035,290 common shares during this period on The Nasdaq Stock Market. We have not purchased any common shares pursuant to this normal course issuer bid.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $13.6 million. We have used a portion of the net proceeds of the offering, and anticipate using the balance of the net proceeds of the offering, for the following purposes: general corporate purposes; funding a portion of the purchase price of ViaSafe and potential further acquisitions; and working capital.

On April 7, 2006, we acquired Ottawa-based ViaSafe, a privately-held provider of secure electronic logistics services for global trade. ViaSafe’s services help carriers, customs brokers and logistics service providers, across all modes of transportation, negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. The total purchase price for the acquisition was approximately $8.9 million, consisting of 307,799 common shares and $7.8 million in cash, including approximately $0.5 million in costs directly connected to the acquisition.

In connection with the ViaSafe acquisition we assumed ViaSafe’s employee stock option plan pursuant to which outstanding options converted to options to purchase 140,000 Descartes common shares. We also have a shareholder-approved stock option plan and other option plans that were assumed or adopted in connection with various previously completed acquisitions. As of May 31, 2006, there were 5,631,753 options issued and outstanding, and 1,112,741 remaining available for grant under all stock option plans, including the assumed ViaSafe plan.

On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004, and has an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements for the first quarter of 2007 and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements for 2006.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the Board of Directors. In addition, the Board of Directors has reviewed the disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the unaudited consolidated financial statements for the quarter ended April 30, 2006:

Revenue recognition

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, whether the sales price is fixed or determinable, the amount of revenue to allocate to individual elements in a multiple element arrangement, and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets

We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Income Taxes

We believe that we have adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As outlined in Note 14 to the Consolidated Financial Statements for 2006, we have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax asset being recorded on our consolidated balance sheets. Any change to the valuation allowance of the deferred tax asset would result in an income tax recovery on the statement of operations. If we achieve a consistent level of profitability, the likelihood of recording a deferred tax asset for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase.

CHANGE IN ACCOUNTING POLICY

On December 16, 2004, the FASB issued SFAS 123R which requires all entities to recognize compensation expense in an amount equal to the fair value of share- based payments. On April 14, 2005, the US Securities and Exchange Commission (“SEC”) amended the compliance date for SFAS 123R to require SEC registrants to implement SFAS 123R for their first fiscal year commencing after June 15, 2005. We adopted SFAS 123R effective February 1, 2006. Prior to February 1, 2006, we accounted for share-based payments under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payments” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective application method, as allowed under the transitional methods of SFAS 123R. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding at the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Our financial statements as of and for the quarter ended April 30, 2006 reflect the impact of SFAS 123R. In accordance with the modified prospective application method, our financial statements for prior periods were not restated to reflect, and do not include, any stock-based compensation expense associated with employee stock awards.

Stock-based compensation expense is based on the fair value of that portion of employee stock options that is ultimately expected to vest during the service period. Stock-based compensation expense recognized in our statement of operations for the first quarter of 2007 included compensation expense for stock options granted prior to, but not yet vested as of, February 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and stock options granted subsequent to January 31, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. For all stock options granted, the fair value of each award is amortized using the straight-line attribution method prescribed by SFAS 123. Stock-based compensation expense is based on awards ultimately expected to vest, therefore it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated to be approximately 20% in the first quarter of 2007 based on our historical experience. In our pro forma information required under SFAS 123 for the periods prior to February 1, 2006, we accounted for forfeitures as they occurred.

For the first quarter of 2007, our total estimated stock-based compensation expense, related to all of our stock options, recognized under SFAS 123R was $237 thousand. Of this $237 thousand, $124 thousand was included in general and administrative expenses, $86 thousand was included in sales and marketing expenses, $19 thousand was included in research and development expenses and $8 thousand was included in cost of revenues.

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against the full amount of any such deferred tax asset. In addition, we realized no tax benefits in connection with stock options exercised during the first quarter of 2007.

As of April 30, 2006, $3.7 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards, are expected to be recognized over a weighted-average period of 4.4 years.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We have a history of losses and may incur losses in the future.

Although we have been profitable for each of the past five quarters, we incurred losses in 2005 as well as in prior fiscal quarters and fiscal years. While we are encouraged by these recent profits, the first two quarters of 2006 benefited from one-time gains on the disposition of an asset, and there can be no assurance that we will not incur losses again in the future. As of April 30, 2006, our accumulated deficit was $406.5 million. We believe that the success of our business depends on our ability to keep our operating expenses to a level at or below our revenues. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained, to enable us to do so. We expect to lose up to 10% of our aggregate revenues over the next 12 months as customers cease using our legacy products and services and there can be no assurance that we will be able to replace these revenues with new revenues from new customers or existing customers. Further, we expect to incur additional future expenses as a result of our adoption of SFAS 123R effective February 1, 2006 and the amortization of intangible assets acquired from ViaSafe. Any failure to maintain profitability would increase the possibility that the value of your investment will decline.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, or fail to purchase additional services and products.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance as well as significant service contracts, particularly for our ocean products that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Over the next 12 months we anticipate losing 10% or more of our revenues due to this and there can be no assurance that we will be able to replace those revenues with new revenues from new customer relationships or from existing customers. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products for reasons including: budgetary constraints related to economic uncertainty; dissatisfaction with product or service quality; difficulty in prioritizing a surplus of information technology projects; changes in business strategy or priorities; or for other reasons. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future.

Making and integrating acquisitions could impair our operating results.

We have in the past and in the future may seek to acquire additional products or businesses that we believe are complementary to ours. For example, on April 7, 2006, we acquired Ottawa-based ViaSafe, a privately-held provider of secure electronic logistics services for global trade, for 307,799 common shares and $7.8 million in cash, including approximately $0.5 million in costs directly connected to the acquisition. Acquisitions involve a number of risks, including: diversion of management’s attention; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

Some of our customers operate in industries that have been experiencing declining demand or consolidation of participants. If these industries continue to experience economic difficulties or consolidate, then these customers may generate less revenue for our business.

Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have decreased considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline in, or disappearance of, the revenues that we receive from our consolidating customers.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the US) and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues.

Our services revenues are also somewhat subject to seasonal shipment volume trends across the various modes of transportation we serve. For example, in our first fiscal quarter, we historically have seen lower shipment volumes in air and truck which impact the aggregate number of transactions flowing through out business document exchange. In the second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are involved in customer contract negotiation. In the third quarter, we typically see shipment and transaction volumes at their highest and, in the fourth quarter, various holidays impact the aggregate number of shipping days in the quarter which historically has adversely impacted the number of transactions we process. Changes or increases in these seasonal variations could have an adverse impact on our revenues.

Recent increases in fuel prices may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of the recent increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services.

Disruptions in the movement of freight could harm our business.

Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of weather or natural disaster (such as Hurricane Katrina in the US) or caused by terrorist, political or security activities (such as were experienced in September 2001), or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

We may have exposure to greater than anticipated tax liabilities or expenses.

We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. We believe that we have adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As outlined in Note 14 to the Consolidated Financial Statements for 2006, we have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax assets being recorded on our consolidated balance sheets. If we achieve a consistent level of profitability the likelihood of recording a deferred tax asset on our consolidated balance sheets for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase. Any change to the valuation allowance of the deferred tax asset would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, if we have recorded a deferred tax asset on the consolidated balance sheets, we will record income tax expense in any period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As of April 30, 2006, we had cash, cash equivalents and marketable securities of approximately $40.9 million and $4.9 million in operating lines of credit of which $4.6 million is unutilized.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $13.6 million. We have used a portion of the net proceeds of the offering, and anticipate using the balance of the net proceeds of the offering, for the following purposes: general corporate purposes; funding a portion of the purchase price of ViaSafe and potential further acquisitions; and working capital.

While we believe we have sufficient liquidity to fund our operating requirements for 2007, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operations and financial condition.

There could be material differences between the preliminary purchase price allocation and the final purchase price allocation for our acquisition of ViaSafe.

Our April 7, 2006 acquisition of ViaSafe was accounted for as a purchase in accordance with SFAS 141, therefore, the tangible assets acquired were recorded at fair value on the acquisition date. The preliminary purchase price allocation established for the purposes of our financial results for the first quarter of 2007 represents our best estimate of the allocation of the purchase price and the fair value of net assets acquired. The valuation of the acquired intangible assets and the assessment of their expected useful lives are preliminary. These estimates may differ from the final purchase price allocation and these differences may be material. For example, if the purchase price allocated to intangible assets increases, our future amortization of intangibles expense will increase. We expect the valuation process to be completed within one year from the acquisition date.

Our revenue and results of operations, which may vary significantly from quarter to quarter and therefore be difficult to predict, may fail to meet investment community expectations.

Our revenues and results of operations have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and results of operations may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

•	The termination of any key customer contracts, whether by the customer or by us;
•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
•	Fluctuations in the demand for our services and products;
•	Price and functionality competition in our industry;
•	Changes in the productivity of, and costs associated with, our distribution channels and international operations;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past, and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

Downward pricing pressure on certain products and services may not be compensated for by increased volumes of transactions or increased prices elsewhere in our business, resulting in less revenue for our business.

Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If any downward pricing pressure cannot be so offset, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.

Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote, and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Since March 2004, our workforce has been reduced by almost 45% and included the departures of many members of management, including our CEO and CFO. We have made additional recent changes to our management team with the addition of three executive vice-presidents, Greg Cronin, Chris Jones and Mark Weisberger, and the departure of another executive vice-president, Bruce Gordon. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operation, financial condition and the price of our securities.

Recent changes in requirements relating to accounting treatment for employee stock options may force us to change our business practices and result in additional expenses that may materially adversely affect our business.

Commencing with our first quarter of 2007, SFAS 123R requires us to treat the value of past and future stock options granted to employees as a compensation expense. As a result, we may reevaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation plans to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates, or otherwise materially adversely affect our business. In addition, the incremental expense will make it more difficult to maintain profitability, which could, in turn, have a material adverse effect on our business.

We may have increasing difficulty obtaining and maintaining cost-effective insurance which may have a material adverse effect on our business and restrict our ability to attract and retain outside directors.

We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer liability insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or, if such coverage is available, the cost to obtain or maintain it may increase substantially. This is especially so where we have claims experience pursuant to a particular policy, such as the settlement of the class action litigation announced in 2005 for $1.5 million of which our insurers paid $1.1 million. If it becomes more difficult to obtain insurance or we are unable to do so, then this may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain executives and outside directors to our Board of Directors.

Our common stock price has in the past been volatile and may also be volatile in the future.

The trading price of our common stock has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our Board of Directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Rumors or dissemination of false and/or misleading information;
•	Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of a company’s stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.

While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:

•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and the burden of complying with a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

We may not remain competitive. Increased competition could seriously harm our business.

The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors.

Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality in specific areas;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with customers that we are targeting; or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:

•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

From time to time, we may be subject to additional litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

From time to time, we may be subject to additional litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

If the development of our services and products fails to keep pace with our industry’s rapid evolution, our future results may be materially adversely affected.

The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis or complete the developments that we have already undertaken. Cutbacks in our workforce could lengthen the time necessary to develop our products or cause us to abandon certain development. In addition, we may not successfully identify new product opportunities, or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:

•	Meet or exceed technological advances in the marketplace;
•	Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
•	Comply with changing industry standards and achieve market acceptance;
•	Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time; and
•	Integrate third-party technology effectively and respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our results of operations and financial condition.

Our efforts to develop and sustain strategic relationships to implement and promote our services and products may fail, which could have a material adverse effect on our results of operations and financial condition.

We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products.

We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our results of operations and financial condition.

We depend on third-party providers for our services and product offerings and our business. If our relationships with any of these third-party providers are impaired, our business could be harmed.

We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products’ capabilities.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	April 30,	January 31,
	2006	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,850	27,634
Marketable securities	5,034	5,367
Accounts receivable
Trade (Note 5)	6,822	5,188
Other	1,366	462
Prepaid expenses and other	660	651
	49,732	39,302
CAPITAL ASSETS (Note 6)	6,361	6,039
GOODWILL (Notes 3 and 8)	3,975	-
INTANGIBLE ASSETS (Notes 3 and 8)	4,953	1,429
	65,021	46,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,639	1,828
Accrued liabilities	4,248	3,750
Deferred revenue	3,093	2,776
	9,980	8,354

CONTINGENCIES (Note 14)

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 45,174,149 at April 30, 2006 (January 31, 2006 - 40,723,800) (Note 12)	14,803	21
Additional paid-in capital	446,783	446,565
Unearned deferred compensation (Note 3)	-	(57)
Accumulated other comprehensive loss (Note 10)	(46)	(375)
Accumulated deficit	(406,499)	(407,738)
	55,041	38,416
	65,021	46,770

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2006	2005
REVENUES	11,692	11,306
COST OF REVENUES	4,122	4,816
GROSS MARGIN	7,570	6,490
EXPENSES
Sales and marketing	2,422	2,123
Research and development	1,847	1,644
General and administrative	1,623	1,982
Amortization of intangible assets	497	778
Restructuring costs	-	(221)
	6,389	6,306
INCOME FROM OPERATIONS	1,181	184
OTHER INCOME (EXPENSE)
Interest expense	-	(413)
Investment income	222	226
Gain on sale of long-term investment (Note 7)	-	475
	222	288
INCOME BEFORE INCOME TAXES	1,403	472
INCOME TAX EXPENSE	164	7
NET INCOME	1,239	465
EARNINGS PER SHARE
Basic and diluted	0.03	0.01
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	42,618	40,706
Diluted	43,621	41,463

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2006	2005
OPERATING ACTIVITIES
Net income	1,239	465
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	457	516
Amortization of intangible assets	497	778
Amortization of convertible debenture costs	-	64
Amortization of deferred compensation	38	34
Stock-based compensation expense	237	-
Gain on sale of long-term investment	-	(475)
Changes in operating assets and liabilities:
Accounts receivable
Trade	(886)	526
Other	(108)	(58)
Prepaid expenses and other	(3)	282
Accounts payable	488	217
Accrued liabilities	(140)	(334)
Deferred revenue	173	1,242
Cash provided by operating activities	1,992	3,257
INVESTING ACTIVITIES
Maturities of marketable securities	5,334	4,988
Purchase of marketable securities	(5,001)	(4,997)
Additions to capital assets	(366)	(108)
Sale of long-term investment	-	1,199
Acquisition of subsidiary, net of cash and bank indebtedness assumed	(7,664)	-
Acquisition-related costs	(100)	-
Cash provided by (used in) investing activities	(7,797)	1,082
FINANCING ACTIVITIES
Issuance of common shares	14,021	-
Cash provided by financing activities	14,021	-
Increase in cash and cash equivalents	8,216	4,339
Cash and cash equivalents at beginning of period	27,634	17,220
Cash and cash equivalents at end of period	35,850	21,559
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	292	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars, except per share amounts and share data; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) operates in one business segment providing on-demand, software-as-a-service logistics technology solutions that help companies efficiently deliver their own products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, regulatory compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization.

Note 2 – Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in United States (“US”) dollars and in accordance with generally accepted accounting principles (“GAAP”) in the US and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. Accordingly, these interim consolidated financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our US GAAP audited consolidated financial statements prepared for the fiscal year ended January 31, 2006.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2007.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2007, is referred to as the “current fiscal year,” “fiscal 2007,” “2007,” or using similar words. Our previous fiscal year, which ended on January 31, 2006, is referred to as the “previous fiscal year,” “fiscal 2006,” “2006,” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2008” refers to the annual period ending January 31, 2008 and the “fourth quarter of 2008” refers to the quarter ending January 31, 2008.

Note 3 – Acquisition

On April 7, 2006, we acquired 100% of the outstanding voting shares of Ottawa-based ViaSafe Inc. (“ViaSafe”) for 307,799 of our common shares with a market value of $1.1 million at the measurement date and $7.8 million in cash, including $0.5 million of costs directly connected to the acquisition. Descartes also assumed ViaSafe’s employee stock option plan pursuant to which outstanding unvested options converted to options to purchase 140,000 Descartes common shares.

ViaSafe was a privately-held provider of secure electronic logistics services for global trade. ViaSafe’s services help carriers and logistics services providers, across all modes of transportation, negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. The acquisition broadens the regulatory and compliance services that are delivered through our Global Logistics Network.

The transaction was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141; therefore, the tangible assets acquired were recorded at fair value on acquisition date. The preliminary purchase price allocation set forth below represents our best estimate of the allocation of the purchase price and the fair value of net assets acquired. The valuation of the acquired intangible assets and the assessment of their expected useful lives are preliminary. These estimates may differ from the final purchase price allocation and these differences may be material. We expect the valuation process to be completed within one year from the acquisition date.

The purchase price was allocated on a preliminary basis as follows:

Net tangible assets acquired	942
Finite life intangible assets acquired:
Customer agreements and relationships	2,839
Existing technology	510
Trade names	672
Goodwill	3,975
Total preliminary purchase price	8,938

Purchase price consideration
Common shares	1,132
Cash (excluding $386 of cash and bank indebtedness assumed)	7,278
Acquisition-related costs	528
Total preliminary purchase price	8,938

Goodwill arose on the acquisition as a result of the combination of ViaSafe’s assembled workforce, its strategic value to our growth plan and the prospects for future growth in compliance-oriented services.

Unearned deferred compensation relating to the unvested stock options held by ViaSafe employees was determined using the fair value of the stock options on the date of acquisition. In accordance with SFAS No. 123 (revised 2004) “Share Based Payment” (“SFAS 123R”), the full amount of the unearned deferred compensation ($233 thousand) was not recorded in the shareholders’ equity section of the consolidated balance sheets. Rather, the unearned deferred compensation will be amortized to net income when earned over the remaining five-year future service vesting period.

ViaSafe’s results of operations have been included in our consolidated financial statements subsequent to April 7, 2006, the date of the acquisition. As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented.

This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition occurred at the beginning of the period indicated, or to project our result of operations for any future period:

	Three Months Ended
	April 30,	April 30,
	2006	2005
Revenues	12,534	12,047
Net income	1,286	580
Earnings per share – Basic and diluted	0.03	0.01

Note 4 - Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are composed of debt securities maturing within twelve months from the date of the consolidated balance sheets. Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper.

In accordance with SFAS 115, “Accounting for certain investments in debt and equity securities,” we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the balance sheet with unrealized investment gains (losses) excluded from net income and reported in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Total unrealized investment losses for the first quarter of 2007 were $51 thousand compared to a gain of $36 thousand for the same period in 2006.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Operating Lines of Credit

We have operating lines of credit in Canada aggregating $4.9 million (Canadian $5.5 million). Borrowings under these facilities bear interest at rates ranging from prime to prime plus 1.25% based on the borrowed currency (5.75% to 7% on Canadian dollar borrowings and 7.75% on US dollar borrowings at April 30, 2006); are due on demand; and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At April 30, 2006, we had issued letters of credit with balances outstanding of $0.4 million, $0.3 million of which reduced the available operating lines of credit.

Note 5 - Trade Receivables

	April 30,	January 31,
	2006	2006
Trade receivables	7,554	5,988
Less: Allowance for doubtful accounts	(732)	(800)
	6,822	5,188

Note 6 – Capital Assets

	April 30,	January 31,
	2006	2006
Cost
Computer equipment and software	13,076	11,832
Furniture and fixtures	1,662	1,546
Leasehold improvements	1,802	1,676
	16,540	15,054
Accumulated amortization
Computer equipment and software	7,691	6,713
Furniture and fixtures	1,198	1,112
Leasehold improvements	1,290	1,190
	10,179	9,015
	6,361	6,039

Note 7 – Long-Term Investment

During the first quarter of 2006, we sold 22% of our investment in Ocado, an on-line food retailer in the United Kingdom, for approximately $1.2 million, resulting in a gain of $0.5 million.

Note 8 – Goodwill and Intangible Assets

	April 30,	January 31,
	2006	2006
Intangible Assets
Cost
Customer agreements and relationships	14,545	11,706
Existing technology	13,688	13,178
Trade names	3,632	2,960
	31,865	27,844
Accumulated amortization and impairment
Customer agreements and relationships	11,271	11,045
Existing technology	12,956	12,772
Trade names	2,685	2,598
	26,912	26,415
	4,953	1,429

Goodwill

When we acquire a subsidiary, we determine the fair value of the net tangible and intangible (other than goodwill) assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined.

During the first quarter of 2007, we recorded $4.0 million of goodwill on our balance sheet related to our acquisition of ViaSafe. Accordingly, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal years reported.

Note 9 – Restructuring Costs

May 2004 Announcement

On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we announced that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities, we reduced our workforce by approximately 45%.

Our initial provision under this initiative was $11.7 million, composed of $4.2 million in workforce reduction charges, $1.7 million of office closure costs, and $5.8 million of redundant asset write-offs. Additional revisions of $0.1 million were made to this initial provision in 2005 composed of ($0.2) million relating to office closure costs and $0.3 million related to workforce reduction.

During 2006, we reduced our provision for office closure costs by $0.1 million related to a favorable outcome on the sublease of a certain office. Our restructuring provisions were drawn down in 2006 as a result of cash payments related to this initiative of $0.4 million. As of April 30, 2006 we have incurred $11.8 million of restructuring charges under this initiative, composed of $4.5 million in workforce reduction charges, $1.5 million of office closure costs, and $5.8 million of redundant assets write-offs.

As at April 30, 2006, our remaining provision under this initiative was $0.1 million of office closure costs. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the second quarter of 2009 as existing real property leases expire.

	Workforce reduction	Office closure costs	Redundant assets	Total
Provision as at May 17, 2004	4,217	1,743	5,770	11,730
Revisions to accruals	332	(210)	-	122
Restructuring cost	4,549	1,533	5,770	11,852
Cash drawdowns	(4,413)	(1,092)	-	(5,505)
Non-cash drawdowns	-	-	(5,770)	(5,770)
Provision as at January 31, 2005	136	441	-	577

Revisions to accruals	(7)	(77)	-	(84)
Restructuring cost	(7)	(77)	-	(84)
Cash drawdowns	(129)	(276)	-	(405)
Provision as at January 31, 2006	-	88	-	88

Cash drawdowns	-	(17)	-	(17)
Provision as at April 30, 2006	-	71	-	71

May 2003 Announcement

Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included consolidation of office facilities, lease terminations, and write-down of redundant assets. The following table shows the changes in the restructuring provision for the May 2003 initiative.

	Workforce reduction	Office closure costs	Redundant assets	Total
Provision as at May 6, 2003	3,845	1,825	1,661	7,331
Revisions to accruals	944	1,012	-	1,956
Restructuring cost	4,789	2,837	1,661	9,287
Cash drawdowns	(4,692)	(2,360)	-	(7,052)
Non-cash drawdowns	-	-	(1,661)	(1,661)
Provision as at January 31, 2004	97	477	-	574

Revisions to accruals	202	1,581	-	1,783
Restructuring cost	202	1,581	-	1,783
Cash drawdowns	(299)	(901)	-	(1,200)
Provision as at January 31, 2005	-	1,157	-	1,157

Revisions to accruals	-	(137)	-	(137)
Restructuring cost	-	(137)	-	(137)
Cash drawdowns	-	(467)	-	(467)
Provision as at January 31, 2006	-	553	-	553

Cash drawdowns	-	(30)	-	(30)

Provision as at April 30, 2006	-	523	-	523

Our initial provision under this initiative was $7.3 million, composed of $3.8 million in workforce reduction charges, $1.8 million of office closure costs and $1.7 million of redundant asset write-offs. As of April 30, 2006, we have incurred $10.9 million of restructuring charges under this initiative composed of $5.0 million in workforce reduction charges, $4.2 million of office closure costs and $1.7 million of redundant asset write-offs.

During 2006, we reduced our provision for office closure costs by $0.1 million related to a favorable outcome on the sublease of a certain office. Our restructuring provisions were drawn down in 2006 as a result of cash payments related to this initiative of $0.5 million.

As at April 30, 2006, our remaining obligation under this initiative was $0.5 million of office closure costs. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the first quarter of 2010 as existing real property leases expire.

Note 10 – Comprehensive Income and Accumulated Other Comprehensive Income (Loss)

Comprehensive Income

The following table shows the computation of comprehensive income:

	Three Months Ended
	April 30,	April 30,
	2006	2005
Net income	1,239	465
Other comprehensive income (loss):
Unrealized mark to market gain (loss) on available–for-sale securities	(51)	36
Foreign currency translation adjustments	380	(89)
	329	(53)
Comprehensive income	1,568	412

Accumulated Other Comprehensive Income (Loss)

The following table shows the components of accumulated other comprehensive income (loss):

	April 30,	April 30,
	2006	2005
Accumulated mark-to-market loss on debt securities	(25)	(27)
Currency translation adjustments	(21)	67
Accumulated other comprehensive income (loss)	(46)	40

Note 11 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Three Months Ended
	April 30,	April 30,
	2006	2005
Net income for purposes of calculating basic and diluted earnings per share	1,239	465

Weighted average shares outstanding (thousands)	42,618	40,706
Dilutive effect of employee stock options (thousands)	1,003	757
Weighted average common and common equivalent shares outstanding (thousands)	43,621	41,463

Earnings per share - Basic and diluted	0.03	0.01

For the quarters ended April 30, 2006 and April 30, 2005, 1,506,319 and 3,969,704 options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable quarter and their inclusion would have been anti-dilutive. Additionally, for the quarter ended April 30, 2006, the application of the treasury stock method excluded 113,000 options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that is attributed to future service periods made such options anti-dilutive. There were also 771,286 shares connected to the conversion privileges on the outstanding convertible debentures that were excluded from the diluted loss per share figures for the quarter ended April 30, 2005 as their inclusion would have been anti-dilutive.

Note 12 – Share Capital and Stock-Based Compensation Plans

Common Shares

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time until September 19, 2006, on the Toronto Stock Exchange or Nasdaq Stock Market, up to an aggregate of 3,067,646 common shares. As of April 30, 2006, we had made no purchases pursuant to this normal course issuer bid.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $13.6 million. We have used a portion of the net proceeds of the offering, and anticipate using the balance of the net proceeds of the offering, for the following purposes: general corporate purposes; funding a portion of the purchase price of ViaSafe and potential further acquisitions; and working capital.

Stock-Based Compensation

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are generally granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair value is determined using the closing price of our common shares on the Toronto Stock Exchange on the day immediately preceding the date of the grant.

Employee stock options generally vest over a three- to five-year period starting from their grant date and expire 7 years from the date of their grant. Directors’ and officers’ stock options generally have quarterly vesting over three- to five-year periods. We issue new shares from treasury upon the exercise of a stock option.

As of April 30, 2006, we had 5,239,120 stock options granted and outstanding under our shareholder-approved stock option plan and 1,212,541 remained available for grant. In addition, there were 295,285 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

On December 16, 2004, the FASB issued SFAS 123R which requires all entities to recognize compensation expense in an amount equal to the fair value of share- based payments. On April 14, 2005, the SEC amended the compliance date for SFAS 123R to require SEC registrants to implement SFAS 123R for their first fiscal year commencing after June 15, 2005. We adopted SFAS 123R effective February 1, 2006. Prior to February 1, 2006, we accounted for share-based payments under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payments” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective application method, as allowed under the transitional methods of SFAS 123R. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding at the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). In accordance with the modified prospective application method, our financial statements for prior periods were not restated.

Stock-based compensation expense is based on the fair value of that portion of employee stock options that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our statement of operations for the first quarter of 2007 included compensation expense for stock options granted prior to, but not yet vested as of, February 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and stock options granted subsequent to January 31, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. For all stock options granted, the fair value of each award is amortized using the straight-line attribution method prescribed by SFAS 123. Stock-based compensation expense is based on awards ultimately expected to vest, therefore, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated to be approximately 20% in the first quarter of 2007 based on our historical experience. In our pro forma information required under SFAS 123 for the periods prior to February 1, 2006, we accounted for forfeitures as they occurred.

For the first quarter of 2007, our total estimated stock-based compensation expense recognized under SFAS 123R, related to all of our stock options, was $237 thousand. Of this $237 thousand, $124 thousand was included in general and administrative expenses, $86 thousand was included in sales and marketing expenses, $19 thousand was included in research and development expenses and $8 thousand was included in cost of revenues.

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against the full amount of any such deferred tax asset. In addition, we realized no tax benefits in connection with stock options exercised during the first quarter of 2007.

As of April 30, 2006, $3.7 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 4.4 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on our historical rates of employee turnover and other factors. Assumptions used in the Black-Scholes model were as follows:

Three Months Ended
April 30,
2006
Black-Scholes weighted-average assumptions:
Expected dividend yield	0.0%
Expected volatility	62.0%
Risk-free rate	4.1%
Expected option life in years	5.0

A summary of option activity under all of our plans as of April 30, 2006 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Balance at February 1, 2006	4,933,320	$3.60
Granted	790,500	$3.79
Forfeited/Cancelled	(186,865)	$2.91
Exercised	(2,550)	$1.89
Balance at April 30, 2006	5,334,405	$3.63	5.43	$427

Exercisable at April 30, 2006	1,691,716	$6.62	4.40	$0

The weighted-average grant-date fair value of options granted during the quarters ended April 30, 2006 and 2005 was $2.06 per share and $1.17 per share, respectively. There was no intrinsic value for options exercised during the quarter ended April 30, 2006 as the weighted-average exercise price was less than the average market price for our common shares during the quarter. There were no options exercised during the quarter ended April 30, 2005.

A summary of the status of our non-vested stock options under our shareholder-approved stock option plan as of April 30, 2006 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at February 1, 2006	3,409,228	$1.16
Granted	650,500	$2.06
Forfeited/cancelled	(167,853)	$1.27
Vested	(200,454)	$1.41
Balance at April 30, 2006	3,691,421	$1.30

Pro Forma Information Pursuant to SFAS 123

Prior to February 1, 2006, we accounted for our stock option plans in accordance with APB 25 and related interpretations. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123.”

Three Months Ended
April 30,
2005
Net income – as reported	465
Add: Stock-based compensation – as reported	34
Less: Total stock-based compensation expense determined under the fair value based method for all awards	(400)
Net income – pro forma	99

Earnings per share – Basic and diluted
As reported	0.01
Pro forma	0.00

The fair value of stock options granted was estimated for the purposes of the pro forma information presented above using the Black-Scholes option-pricing model with the following assumptions:

Three Months Ended
April 30,
2005
Black-Scholes weighted-average assumptions:
Expected dividend yield	0.0%
Expected volatility	67.0%
Risk-free rate	3.4%
Expected option life in years	5.0
Weighted-average fair value per option	$1.17

Deferred Share Unit Plan

Our Board of Directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has a value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the Board of Directors (currently $45,000), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the Board of Directors. Vested units are settled in cash based on our common share price when conversion takes place. As at April 30, 2006, the total DSUs held by participating directors was 23,686, representing an aggregate accrued liability of $87,875.

Note 13 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing on-demand, software-as-a-service logistics technology solutions. The following tables provide our segmented revenue information by geographic areas of operation and type of revenues:

	Three Months Ended
	April 30,	April 30,
	2006	2005
Americas	8,262	7,851
Europe, Middle East and Africa (“EMEA”)	3,086	2,924
Asia Pacific	344	531
	11,692	11,306

	Three Months Ended
	April 30,	April 30,
	2006	2005
Revenues
Services	10,722	10,156
Licenses	970	1,150
	11,692	11,306

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

	April 30,	January 31,
	2006	2006
Total long-lived assets
Americas	14,101	6,122
EMEA	1,115	1,273
Asia Pacific	73	73
	15,289	7,468

Note 14 – Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

CORPORATE INFORMATION

Stock Exchange Information

Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents

Computershare Investor Services Inc.

100 University Avenue

Toronto, Ontario M5J 2Y1

North America: (800) 663-9097

International: (416) 263-9200

Computershare Trust Company

12039 West Alameda Parkway

Suite Z-2 Lakewood, Colorado

80228 USA

International: (303) 262-0600

Independent Registered Chartered Accountants

Deloitte & Touche LLP

4210 King Street East

Kitchener, Ontario N2P 2G5

(519) 650-7729

Investor Inquiries

Investor Relations

The Descartes Systems Group Inc.

120 Randall Drive

Waterloo, Ontario N2V 1C6

(519) 746-8110

(800) 419-8495

E-mail: investor@descartes.com

www.descartes.com